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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~0160427~~ 8-44508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 270
(No. and Street)

Heathrow	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Fehr — 407-333-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey, LLP
(Name – *if individual, state last, first, middle name*)

800 N Magnolia Avenue, Ste 1700,	Orlando	FL	32803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Newport Group Securities, Inc.

Financial Report
December 31, 2012


McGladrey

Assurance • Tax • Consulting

Newport Group Securities, Inc.

Financial Report
December 31, 2012

Contents

OATH OR AFFIRMATION

I, Teresa J. Sherrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. MORRIS
Notary Public - State of Florida
My Comm. Expires Sep 6, 2015
Commission # EE 127950

Teresa J. Sherrard
Signature

Secretary/Treasurer
Title

Susan A. Morris
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditor's Report

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Group Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

Orlando, Florida
February 28, 2013

Newport Group Securities, Inc.

Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	5,168,056
Receivables, net		2,434,102
Due from related party		213,470
Prepaid expenses and other assets		136,507
Total assets	$	7,952,135
Liabilities and Stockholders' Equity		
Liabilities		
Accrued commissions	$	1,020,611
Other liabilities		270,102
Due to related party		266,395
Total liabilities		1,557,108
Stockholders' Equity		
Common stock, $1.00 par value, 2,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		11,067
Retained earnings		6,383,860
Total stockholders' equity		6,395,027
Total liabilities and stockholders' equity	$	7,952,135

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Income
Year Ended December 31, 2012

Revenues:	
Commission income	$ 20,877,257
Investment consulting income	6,727,443
Other	291,522
Total revenues	27,896,222
Expenses:	
Compensation	9,060,391
Commission expense	2,565,004
Benefits and taxes	1,063,432
Investment consulting expense	755,371
Technology	495,590
Travel and entertainment	412,383
Rent and occupancy costs	327,492
General and administrative	226,778
Professional fees	187,764
Regulatory fees and expenses	154,863
Marketing, advertising and communications	150,680
Telecommunications	116,898
Other	46,835
Professional development	33,393
Total expenses	15,596,874
Net income	$ 12,299,348

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2011	$ 100	$ 11,067	$ 4,334,512	$ 4,345,679
Stockholder distributions, at $102,500 per share	-	-	(10,250,000)	(10,250,000)
Net income	-	-	12,299,348	12,299,348
Balance, December 31, 2012	$ 100	$ 11,067	$ 6,383,860	$ 6,395,027

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows From Operating Activities	
Net income	$ 12,299,348
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in receivables	142,363
Increase in due from related party	(55,381)
Increase in prepaid expenses and other assets	(25,045)
Increase in accrued commissions	350,311
Decrease in other liabilities	(177,796)
Decrease in due to related party	(353,818)
Net cash provided by operating activities	12,179,982
Cash Flows From Financing Activities	
Stockholder distributions	(10,250,000)
Net increase in cash	1,929,982
Cash:	
Beginning	3,238,074
Ending	$ 5,168,056

See Notes to Financial Statements.

Newport Group Securities, Inc.

Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Newport Group Securities, Inc. (the "Company") is a limited broker/dealer and registered investment advisor. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. When acting as a limited broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, the Company provides advice on similar investment strategies. The Company's target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. The Company's marketing and sales activities are conducted on a nation-wide basis.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Insurance product transactions (and related commission revenue and expenses, if applicable) are recorded when the underwriters notify the Company that related premiums were collected. Any adjustments to commissions which may result from cancellations or other adjustments are recorded in the period the underwriters notify the Company.

The Company recognizes revenue ratably over the contract period for investment consulting fees based upon a percentage of the assets under management or on a flat-fee basis as provided per contractual agreement.

Receivables: Receivables are primarily for commissions and investment consulting fees. Receivables are recorded at net realizable value. Receivables include $594,333 of unbilled receivables as of December 31, 2012. Unbilled receivable represents amounts due for services performed that have not been billed. Unbilled receivables are expected to be billed and collected during the next year. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. At December 31, 2012, in the opinion of management, a $49,538 allowance for doubtful accounts was deemed necessary.

Income taxes: The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2009.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Variable interest entities: Management determines whether an entity is a variable interest entity (VIE) and if so, determines which party is the primary beneficiary by analyzing if the Company has both the power to direct the entity's significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. Significant judgments and assumptions in this analysis include the design of the entity structure, the nature of the entity's operations, future cash flow projections, the entity's financing and capital structure, and contractual relationships and terms. A VIE is consolidated if management determines the Company is a primary beneficiary of the VIE.

Note 2. Other Liabilities

Other liabilities consisted of the following as of December 31, 2012:

Deferred revenue	$	98,494
Accrued investment consulting expense		64,159
Other		107,449
	$	270,102

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital, as defined, of $3,793,847, which is $3,356,706 in excess of its required net capital of $437,141. At December 31, 2012, the ratio of aggregate indebtedness to net capital was 1.73 to 1.

The Company has no liabilities which are subordinated to the claims of general creditors.

Note 4. Related-Party Transactions

On December 1, 2003, the Company entered into an expense sharing arrangement with The Newport Group, Inc. ("Newport Group"). Newport Group is owned by the stockholders of the Company. Under the expense sharing arrangement, Newport Group permits the Company to market and distribute its products and services from Newport Group's facilities used in conjunction with Newport Group's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. Newport Group will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by Newport Group and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. During 2012, the Company incurred $11,918,503 in expenses related to its cost sharing agreement with Newport Group. These expenses are included in various expense items in the accompanying statement of income. As of December 31, 2012, $266,395 is due to Newport Group related to the cost sharing agreement.

Note 4. Related-Party Transactions (Continued)

As of December 31, 2012, $213,470 is due from Newport Retirement Services, Inc. ("Newport Retirement Services") for investment consulting fees billed and collected on behalf of the Company as part of bundled services of investment consulting provided by the Company and benefit plan administration provided by Newport Retirement Services. Newport Retirement Services is a wholly-owned subsidiary of Newport Group.

Note 5. Commitments, Contingencies and Variable Interest Entities

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual.

On July 16, 2012, certain related parties of the Company including Newport Group and Newport Retirement Services entered into a revolving line of credit with a commercial bank for the lesser of $5 million or 80% of eligible accounts receivable. The line matures on July 10, 2013. The Company is a guarantor of the line of credit and its receivables are included in the calculation of eligible accounts receivable. These related parties were determined to be VIEs of the Company through its guarantee on their line of credit. The Company determined it was not the primary beneficiary of these VIEs due to their stockholders having control through their voting rights and significant equity investments in these VIEs. The Company has no other contracts or arrangements with these VIEs that gives the Company the right to make decisions about the activities that would significantly impact the economic performance of the VIEs. The Company's exposure to loss associated with the VIEs is primarily limited to the Company's due from related party balance of $213,470 included in the accompanying statement of financial condition as of December 31, 2012 and the guaranty of the revolving line of credit with an outstanding balance of $2,014,670 as of December 31, 2012.

Note 6. Subsequent Events

On January 8, 2013, a capital distribution of $1,800,000 was declared by the Board of Directors and distributed to the stockholders of the Company on January 11, 2013.

The Company has evaluated subsequent events through February 28, 2013, the date the financial statements were issued.

Newport Group Securities, Inc. **Schedule I**

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Net Capital	
Stockholders' equity, per statement of financial condition	$ 6,395,027
Less non-allowable assets:	
Receivables, net of accrued commissions of $140,476	2,293,625
Due from related party	213,470
Prepaid expenses	86,550
Haircuts on securities	7,535
Net capital	$ 3,793,847
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accrued commissions	$ 1,020,611
Other liabilities	270,102
Due to related party	266,395
Items not included in statement of financial condition:	
Line of credit guarantee for related party	5,000,000
Total aggregate indebtedness	$ 6,557,108
Computation of Basic Net Capital Requirements	
Minimum net capital required (greater of minimum of $250,000 or 6 2/3% of aggregate indebtedness)	$ 437,141
Excess net capital	$ 3,356,706
Ratio of aggregate indebtedness to net capital	1.73 to 1
Reconciliation with the Company's Computation of Net Capital	
Net capital as reported in the Company's unaudited FOCUS report as of December 31, 2012	$ 4,077,117
Adjustment to net capital for non-allowable receivables:	(283,270)
Net capital per above	$ 3,793,847

Newport Group Securities, Inc. | Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2012

Customer credit balances	$	5,898
Customer debit balances:		-
Excess of total credits over total debits	$	5,898
Amount held on deposit in reserve bank account	$	-

Reconciliation with the Company's Computation of Reserve Requirement

Excess credits as reported in the Company's unaudited FOCUS report as of December 31, 2012	$	-
Adjustment for customer credit balances		5,898
Excess credits per above	$	5,898

Newport Group Securities, Inc. **Schedule III**

Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2012

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ -
Number of items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from 'temporary lags which result from normal business operations' as permitted under Rule 15c3-3.	$ -
Number of items	None



Independent Auditor's Report on Internal Control

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

In planning and performing our audit of the financial statements of Newport Group Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we were advised that a recent Financial Industry Regulatory Authority Cycle Examination had identified the following deficiencies in internal control or control activities for safeguarding securities that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 28, 2013.

The Company made commission payments to unregistered entities and classified commissions receivables as allowable assets but failed to maintain contracts with the required language to meet the requirements of SEC Rule 15c3-1(c)(2)(iv)(C) resulting in commissions receivable of $283,270 being reclassified as a non-allowable asset for net capital purposes as of December 31, 2012.

The Company rebates a portion of its commissions back to certain customers. Pursuant to SEC Rule 15c3-1(a)(2)(iv)03, any introducing broker who rebates a portion of its commission back to its customers is required to maintain a minimum net capital of $250,000. It is also considered a carrying firm for purposes of SEA Rule 15c3-3 unless it elects the specific method reflected in the guidance for the handling of customer rebates. As a result, a computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 have been included in supplemental schedules II and III.

Management is working with the Financial Industry Regulatory Authority to resolve these deficiencies in internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives except for the material weaknesses described above.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Orlando, Florida
February 28, 2013